SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2
                               (AMENDMENT NO. 2)*

                 McCormick & Schmick's Seafood Restaurants, Inc.
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                                (Name of Issuer)

                      Common Stock, $0.001 Par Value Per Share
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                         (Title of Class of Securities)

                                  579793100
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                                 (CUSIP Number)

                                   12/31/2008
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/   Rule 13d-1(b)
/  /  Rule 13d-1(c)
/  /  Rule 13d-1(d)


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	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

CUSIP NO. 579793100                      13G        PAGE 2 OF 5 PAGES
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1    NAME OF REPORTING PERSONS

     Massachusetts Financial Services Company ("MFS")
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)

     (a)   /   /           (b)     /   /        Not Applicable
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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        NUMBER OF        5    SOLE VOTING POWER

           SHARES             1,730,950 shares of common stock

     BENEFICIALLY

         OWNED BY        6    SHARED VOTING POWER

             EACH             None


        REPORTING        7    SOLE DISPOSITIVE POWER

           PERSON             1,730,950 shares of common stock

             WITH

                         8    SHARED DISPOSITIVE POWER

                              None
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,730,950 shares of Common Stock, consisting of shares beneficially owned by MFS and/or certain other non-reporting entities.

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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)/ /

     Not Applicable

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.8
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12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

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SCHEDULE 13G                                           PAGE 3 OF 5 PAGES

ITEM 1:   (a)   NAME OF ISSUER:

                SEE COVER PAGE

          (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                720 SW Washington Street
		Suite 550
		Portland, Oregon 97205


ITEM 2:   (a)   NAME OF PERSON FILING:

                See item 1 on page 2

          (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                500 Boylston Street
                Boston, MA  02116

          (c)   CITIZENSHIP:

                See Item 4 on page 2

          (d)   TITLE OF CLASS OF SECURITIES:

                See Cover Page

          (e)   CUSIP NUMBER:

                See Cover Page

ITEM 3: The person filing is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

ITEM 4: 	OWNERSHIP:

          (a)   AMOUNT BENEFICIALLY OWNED:

                See Item 9 on page 2

          (b)   PERCENT OF CLASS:

                See Item 11 on page 2

          (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING AND DISPOSITIVE POWERS (SOLE AND SHARED):

                See Items 5-8 on page 2

SCHEDULE 13G                                           PAGE 4 OF 5 PAGES

ITEM 5:         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:   / /

                Not Applicable

ITEM 6:         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                The shares of Common Stock of McCormick & Schmick's Seafood Restaurants, Inc. reported in this Schedule 13G are beneficially owned by MFS and/or certain other non-reporting entities. Accordingly, various persons have the right to recieve or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The interest of one entity, the MFS New Discovery Series (the "Fund"), a series of the MFS Variable Insurance Trust (which is an investment company registered under the Investment Company Act of 1940), in the
		Common Stock of	McCormick & Schmick's Seafood Restaurants, Inc.,
		amounted to 769,170 shares of Common Stock, or 5.225% of the total number of shares outstanding, at December 31, 2008.
		The Fund, which	is a series of a Massachusetts business trust,
		has its principal business office at 500 Boylston Street, Boston, Massachusetts 02116.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                Not Applicable

ITEM 8:         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not Applicable

ITEM 9:         NOTICE OF DISSOLUTION OF GROUP:

                Not Applicable

ITEM 10:        CERTIFICATIONS:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 30, 2009

Massachusetts Financial Services Company



By:    /s/ DANIEL W. FINEGOLD
       Daniel W. Finegold
       Vice President and Assistant Secretary

SCHEDULE 13G                                          PAGE 5 OF 5 PAGES

EXHIBIT 1

			     JOINT FILING AGREEMENT

	In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned persons, on January 30, 2009, hereby agree and consent to the joint filing on their behalf of this Schedule 13G (including any amendments thereto) in connection with their beneficial ownership of the Common Stock of McCormick & Schmick's Seafood Restaurants, Inc. at December 31, 2008.

Massachusetts Financial Services Company



By:    /s/ DANIEL W. FINEGOLD
       Daniel W. Finegold
       Vice President and Assistant Secretary


MFS Variable Insurance Trust, on behalf of the MFS New Discovery Series



By:    /s/ BRIAN E. LANGENFELD
       Brian E. Langenfeld
       Assistant Secretary